

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 15, 2016

Joseph Collins
Chief Executive Officer
Punch TV Studios, Inc.
1123 East Redondo Boulevard, Suite 200
Inglewood, CA 90302

    Re: Punch TV Studios, Inc.
          Amendment No. 5 to
          Offering Statement on Form 1-A
          Filed March 4, 2016
          File No. 024-10491

Dear Mr. Collins:

    We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 29, 2016 letter.

Consent of Independent Registered Accounting Firm

Exhibit 1A-14

1. We note your updated Auditor Consent included in Exhibit 1A-14 that references the report dated February 5, 2016. Please include an updated consent that references the correct Audit Report date of March 3, 2016.

You may contact Melissa Gilmore at (202) 551-3777 or Andrew Mew, Senior Assistant Chief Accountant, at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure